Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations	$349	$367	$352	$320	$(487)
Add: Total federal income taxes	234	229	215	173	221
Fixed charges (see detail below)	390	368	355	353	326

Total earnings	$973	$964	$922	$846	$60

Fixed Charges:
Interest expense, excluding capitalized interest	$384	$362	$349	$348	$322
Rentals representative of the interest factor	6	6	6	5	4

Total fixed charges	$390	$368	$355	$353	$326

Ratio of earnings to fixed charges (a)	2.49	2.62	2.60	2.40	—

(a)	Fixed charges exceeded earnings by $266 million for the year ended December 31, 2008.